BEFORE THE MISSOURI GAMING COMMISSION
STATE OF MISSOURI

In re:	)	
	)	
Z CAPITAL PARTNERS, LLC, 150 Field Drive, Suite 300 Lake Forest, IL 60045	)	
	)	
Petitioner,	)	No. ____________
	)	
and	)	
	)	
AFFINITY GAMING, LLC 3755 Breakthrough Way, Suite 300 Las Vegas, NV 89135	)	

PETITION FOR APPROVAL OF CHANGE OF CONTROL

COMES NOW Z CAPITAL PARTNERS, LLC, a Delaware limited liability company, by and through its authorized representative and, pursuant to 11 CSR 45-10.040, petitions the Missouri Gaming Commission (the "Commission") for its approval of a "change of control," as defined in 11 CSR 45-10.040(8), by the acquisition by Z Capital Partners, LLC, of 25% or more of the ownership interest of Affinity Gaming, LLC. Such change of control is proposed to be accomplished through acquisition of existing ownership interests by Z Capital Partners, LLC. Such change of control may also be triggered through the repurchase of ownership interests by Affinity Gaming, LLC. In support of its petition for approval of this "change of control," Z Capital Partners, LLC states as follows:

1. Z Capital Partners, LLC (Z Capital) is a limited liability corporation, duly organized under the laws of the state of Delaware and in good standing. Z Capital is an SEC-registered investment advisor. Z Capital's managing member is Zenni Holdings, LLC, of which James J. Zenni, Jr. is the sole member. Z Capital's other, passive member is a generation skipping trust, Zenni Family GST Trust, of which Mr. Zenni is the sole trustee. All decision-

making authority for Z Capital rests solely and exclusively with Mr. Zenni. Both Z Capital and Mr. Zenni are currently licensed by the Missouri Gaming Commission. Z Capital is currently licensed as a Key Person Business Entity to a Class A licensee, Affinity Gaming, LLC. Z Capital's Key Person Business Entity license was granted on June 27, 2012, and the current period of licensure is set to expire January 31, 2014. Z Capital's managing member, Mr. Zenni, is licensed as Key Person to Affinity Gaming, LLC. Mr. Zenni's license was most recently renewed on October 1, 2012, and the current period of licensure is set to expire September 30, 2014.

2. Mr. Zenni manages Z Capital and its investments with the support of a team of experienced investment professionals. Z Capital manages a number of funds including Z Capital special Situations Fund, L.P., and Z Capital Special Situations Fund-A, L.P. (The "Funds") whose limited partners are institutional investors, including large fund of funds, foundations and university endowments, insurance companies and similar institutions, and a limited number of high net worth individuals. Z Capital and Mr. Zenni also manage and control co-investment entities in which the Funds' limited partners can make single company co-investments paralleling the Funds. The Funds and two limited partners that have made co-investments collectively own 24.97% of Affinity's outstanding equity. The core of that holding was acquired through the conversion of Z Capital's debt investment in Affinity's predecessor, Herbst Gaming, into equity during Herbst's bankruptcy reorganization. Additional equity has been acquired by Z Capital through purchases from other legacy debt holders who no longer wish to retain the equity they received in the Herbst bankruptcy reorganization process.

3. Z Capital seeks approval for a proposed change of control for three reasons. First, to permit Z Capital to make additional equity purchases that would increase its equity holding in

Affinity above 25%. Second, to address the possibility that Z Capital's equity holdings might inadvertently exceed 25% were Affinity to exercise the rights in its borrowing agreements to repurchase up to $15 million of its currently outstanding units. Affinity's management has expressed an intention of exercising this repurchase right. Such a repurchase program would reduce the number of ownership units outstanding, and could thereby effectively increase the percentage of units held by Z Capital, inadvertently placing Z Capital's holdings above the 25% ownership threshold, triggering a change of control under 11 CSR 45-10.040. Z Capital seeks prior approval to avoid any adverse consequences for Affinity and Z Capital that such an inadvertent change of control might produce. Third, to obtain permission to seek representation on Affinity's board to permit Z Capital to fulfill its fiduciary duty to its own investors by helping insure that current management has the support, resources and board input necessary to pursue its current strategic plan to maximize the company's long term value through organic growth and opportunistic acquisitions.

4. If the proposed change of control is approved, Z Capital will seek to acquire additional equity in Affinity, increasing its holdings above 25%. In the near term, Z Capital would seek to increase its holdings by approximately 13%, and in the longer term, potentially, above 50%. Z Capital proposes to acquire the additional 13%, and any additional ownership interests, in compliance with MGC regulations provided it has received prior approval to do so from the MGC.

5. In addition, Z Capital intends to seek representation on Affinity's board. Z Capital has no plan or intention of changing the management of Affinity. Z Capital anticipates that it will fully support current management, which appears to be operating the company's facilities in a highly compliant and productive way. Through increased equity holding and board

representation, Z Capital would seek to foster that growth and offer the benefit of its many years as an experienced investor, familiar with the gaming industry, the capital markets and the strategic operation of businesses with substantial long term potential. Z Capital believes that its increased equity ownership and board participation would be conducive to Affinity's future success, which would simultaneously contribute to the economic well-being of its employees, to the tax revenues of Missouri and the other states in which it is licensed, and to the value of Z Capital's long term investment in the company. Z Capital therefore believes approval of this proposed change of control is in the best interest of the state of Missouri.

6. The proposed change of control by acquisition of ownership interest is subject to receipt of all necessary regulatory approvals, including the approval of this Commission. 11 CSR 45-10.040. Petitioner requests this Commission grant such approval at its earliest opportunity.

WHEREFORE, Z Capital Partners, LLC, respectfully requests that this proposed change of control, through Z Capital's acquisition of 25% or more of the ownership of Affinity, be approved.

Respectfully submitted,

BLITZ, BARDGETT & DEUTSCH, L.C.

By: James B. Deutsch

James B. Deutsch, #27093
Marc H. Ellinger, #40828
308 East High Street, Suite 301
Jefferson City, MO 65101
Telephone: 573/634-2500
Facsimile: 573/634-3358
E-mail: jdeutsch@bbdlc.com
E-mail: mellinger@bbdlc.com

Attorneys for Z Capital Partners, LLC